Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bryn Mawr Bank Corporation

We consent to the use of our report dated March 10, 2017, with respect to the consolidated balance sheets of Bryn Mawr Bank Corporation and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus which is part of this registration statement on Form S-4/A.

/s/ KPMG LLP

Philadelphia, Pennsylvania
April 13, 2017